Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

June 6, 2017
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NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 18, 2017
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Evogene Ltd. Shareholders:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Tuesday, July 18, 2017, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

1.
Re-election of each of (a) Mr. Martin S. Gerstel, (b) Ms. Sarit Firon, (c) Mr. Ziv Kop, (d) Dr. Kinneret Livnat Savitsky, (e) Dr. Adina Makover and (f) Mr. Leon Y. Recanati (who together constitute the current members of our Board of Directors, and who have been nominated for an additional term) to serve as a director of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified.

2.
Approval of annual grants (commencing in September 2017) of options to purchase 2,500 of our ordinary shares, par value NIS 0.02 per share, to Dr. Kinneret Livnat Savitsky (subject to her re-election to our Board of Directors pursuant to Proposal 1), in accordance with the grant mechanism described in our compensation policy for directors and other office holders and subject to the terms thereof (including continued service by Dr. Livnat Savitsky on the Company's Board of Directors).

3.
Approval of the objectives related to, and target amount and potential payment in 2018 of, a cash bonus to the Company's President & Chief Executive Officer, Mr. Ofer Haviv, subject to his achievement during 2017 of those objectives, in accordance with the Company's 2017 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).

4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2017 and until the Company's next annual general meeting of shareholders, and the authorization of the Company's Board of Directors or the audit committee thereof to fix such accounting firm's annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company's management will be available to review and discuss the Company's financial statements for the year ended December 31, 2016.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposals (excluding abstentions). The approval of Proposal 3 is also subject to satisfaction of one of the following additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict (referred to in the Israeli Companies Law as a "personal interest") in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed "controlling shareholders" of our Company under the Companies Law.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov and from our website at http://investors.evogene.com/sec-filings. The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), and may furthermore be obtained by contacting our company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number 972-8-9466724, e-mail address: amitai.bartov@evogene.com; sassi.masliah@evogene.com.

Holders of record of our ordinary shares at the close of business on Thursday, June 15, 2017 are entitled to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two Israeli business days prior to the appointed time of the meeting (that is, by Sunday, July 16, 2017) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted "FOR" the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in "street name", that is, in a brokerage account or by a trustee or nominee, on the Nasdaq Stock Market, you should complete the proxy card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, no later than four (4) hours prior to the appointed time of the meeting, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Sassi Masliah, Company Secretary, or Amitai Bartov, Legal Advisor, and facsimile number +972-8-946-6724, e-mail address: sassi.masliah@evogene.com and Amitai.bartov@evogene.com.

The ISA has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via the MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six (6) hours before the time fixed for the meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

The form of proxy card for the meeting will be available to the public on the distribution website of the Israeli Securities Authority at http://www.magna.isa.gov.il, on the website of the TASE at http://www.tase.co.il, and will also be furnished to the SEC in a report of foreign private issuer on Form 6-K, which will be available on the SEC's website at http://www.sec.gov.  A shareholder may also request from the Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board